SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayer’s ID (CNPJ) No. 06.164.253/0001-87

 State Registry (NIRE) No. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 4, 2016

I. Date, Time and Venue: November 4, 2016, at 2 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – at the Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, CEP 04626-020 (“Company”). II. Attendance: All the members of the Company's Board of Directors attended the meeting. III. Presiding Board: Mr. Constantino de Oliveira Junior, took over as the Chairman of the Presiding Board and invited me, Richard Freeman Lark Jr., to act as Secretary. IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: Resolve on: (i) the approval of the Company's Financial Statements concerning the third quarter of 2016, with the special review from Ernst & Young Auditores Independentes S.S. (“EY”); (ii) under the restructuring process of its fleet, the granting of a guarantee by the Company to its subsidiary, Gol Linhas Aéreas S.A. (“GOL”), to ensure the fulfillment of the obligations of the subsidiary, as the lessee in the Lease Agreements to be entered with Wells Fargo Bank Northwest and CIT Aerospace International, of the Boeing 737-800 aircraft, with serial numbers 30621 and 3580, and of the Boeing 737-700 aircraft with serial numbers 30239 and 30246; (iii) the signature, by the Company, of credit agreement to be entered by GOL, as the debtor, by JPMorgan Chase Bank, National Association, as lender (“JPMorgan”), by Export-Import Bank of the United States, as the additional guarantor (“Em-Im Bank”) and the Company, in the amount of US$10,456,000.00 (ten million, four hundred and fifty-six thousand US dollars) ("Credit Agreement"); (iv) the provision of a guarantee provided by the Company for the obligations undertaken by GOL under the Credit Agreement, upon the signature of the Credit Agreement and the Guarantee Agreement between the Company,  JPMorgan and Em-Im Bank (“Guarantee Agreement”); (v) the approval of the inclusion of an appendix in the Policy of Cash Management; (vi) the authorization for the Company's executive officers and proxies to carry out all measures and all acts necessary for the implementation of the resolutions to be approved regarding items "ii", "iii" and "iv"; (vii) the proposal of corporate reorganization of its subsidiaries, in order to simplify and optimize the operational and financial structure of the Companies; (viii)  the amendments to the Internal Rules of the Committee of Personnel Management and Corporate Governance, as approved by the respective Committee; and (ix) the increment of new Policies of Internal Control for Governance before hiring suppliers. VI. Resolutions: After provided the necessary clarifications, the members unanimously approved: (i) the approval of the Company's Financial Statements concerning the third quarter of 2016, with the special review from EY. Thus, a copy of the Financial Statements,  which were duly approved and signed by the presiding board, will be filed at the Company's headquarters and will be disclosed within the legal deadline; (ii) under the restructuring process of its fleet, the granting of a guarantee by the Company to its subsidiary, in order to ensure the fulfillment of the obligations of the subsidiary, as the lessee in the Lease Agreements to be entered with Wells Fargo Bank Northwest and CIT Aerospace International, of the Boeing 737-800 aircraft, with serial numbers 30621 and 3580, and of the Boeing 737-700 aircraft with serial numbers 30239 and 30246; (iii) the signature, by the Company, of the Credit Agreement; (iv) the provision of a guarantee provided by the Company for the obligations undertaken by GOL under the Credit Agreement, upon the signature of the Credit Agreement and the Guarantee Agreement; (v) the inclusion of an appendix in the Policy of Cash Management; (vi) the authorization for the Company's executive officers and/or proxies to carry out any and all measures, to carry out any and all acts and to sign all de documents necessary for the implementation of the resolutions approved in items "ii", "iii" and "iv", who are even authorized to negotiate the terms and conditions of the Credit Agreement and of the Guarantee Agreement, pursuant to the market's best practices; (vii) the approval of the proposal of corporate reorganization of its subsidiaries, in order to simplify and optimize the operational and financial structure of the Companies; (viii) the amendments to the Internal Rules of the Committee of Personnel Management and Corporate Governance, as approved by the respective Committee; and (ix) the approval of the increment of new Policies of Internal Control for Governance before hiring suppliers.  VII. Closure of the Meeting and Drafting of the Minutes: After offering the floor to anyone who intended to use it and, as no one did, the meeting was suspended for the time necessary to draft theses minutes, which, after restarting the meeting, was read, verified and approved by those attending. Signatures: Presiding Board: Constantino de Oliveira Junior – Richard Freeman Lark Jr. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constantino Neto, William Charles Carroll, Antonio Kandir and Germán Pasquale Quiroga Vilardo. This is a free English translation of the original minutes drawn up in the Company’s proper book.

1

São Paulo, November 04, 2016.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Richard Freeman Lark Jr. Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.